Exhibit (a)(3)

        FORM OF NOTICE TO ELIGIBLE OPTION HOLDERS

Dear                         :

        I am happy to announce that Allegiance Telecom, Inc. will offer to exchange any and all of the unexercised stock options (whether vested or unvested) that have an exercise price of $5.50 or greater (excluding outperform stock options) that you hold under our 1998 Stock Incentive Plan, as amended (the "Plan"), for restricted shares of our common stock (the "Restricted Stock").

        For every four shares of common stock issuable under Eligible Options that are tendered and accepted for exchange and cancellation, three shares of Restricted Stock will be issued, as more fully described in an "Offer to Exchange" and a related "Letter of Transmittal" which are enclosed with this letter. If we decide to accept all properly tendered options, we will promptly accept these options for exchange and cancellation and we will promptly grant the Restricted Stock. You may tender (surrender) to us, all or some of your Eligible Options in exchange for Restricted Stock, subject to the terms and conditions of the Offer to Exchange and Letter of Transmittal. You also have the right to choose not to tender any of your options.

        If you cease to be an employee or a member of the Board of Directors of our company for any reason after the date you tender options but before the date that all of the Restricted Stock has vested, you will not receive the unvested portion of the Restricted Stock. If you do not remain our employee or board member for the required periods, you will not receive the unvested portion of the Restricted Stock, and you will not receive any other consideration for the options tendered by you and cancelled by us.

        The Restricted Stock will be subject to the terms and conditions of the Plan and a Restricted Stock agreement between you and us. The Restricted Stock will vest according to the following schedule: 34% of the Restricted Stock will vest on September 30, 2002 and an additional 8.25% of the Restricted Stock will vest on the last day of each quarter following that date, provided you remain employed by us through those dates. You will receive your vested shares after you provide us with payment of the federal and state income and employment withholding taxes to which you become subject at the time your Restricted Stock vests, by cash payment or other arrangement agreed upon between you and us. If you will make an election under Section 83(b) of the Internal Revenue Code, you must provide for payment of any required federal and state income and employment withholding taxes at the time you deliver your executed Restricted Stock agreement.

        Our Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

        Our offer is being made under the terms and subject to the conditions of the Offer to Exchange and related Letter of Transmittal enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange. To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the Expiration Date of our offer.

        If you have any questions about the offer, please call Lisa Sutter, Allegiance Telecom, Inc., 9201 North Central Expressway, Dallas, Texas 75231 (telephone: (469) 259-2848, facsimile: (469) 259-9130).

        We thank you for your continued efforts on behalf of Allegiance Telecom, Inc.

                      Sincerely,

                      Royce J. Holland
                      Chairman of the Board and Chief Executive Officer